IAMGOLD CORPORATION

TSX: IMG **NYSE:** IAG

NEWS RELEASE

IAMGOLD COMPLETES ACQUISITION OF 100% OF MERREX GOLD

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, February 28, 2017 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports that the Company has completed its previously announced acquisition (the "Transaction") of all of the issued and outstanding common shares of Merrex Gold Inc. ("Merrex") not already owned by IAMGOLD and all of the outstanding common share purchase warrants of Merrex by way of a court-approved plan of arrangement under the *Business Corporations Act* (British Columbia). As a result of the Transaction, Merrex is now a wholly-owned subsidiary of IAMGOLD.

"With the acquisition of Merrex, we now own 100% of the Siribaya-Diakha project in Mali and its gold resource, which is estimated to be in excess of one million ounces as reported in our annual reserve and resource news release of February 22, 2017", said President and CEO of IAMGOLD Steve Letwin. "This transaction consummates eight years of excellent work and partnership with the Merrex team that led to the discovery of the Diakha deposit. This project, along with the ongoing exploration and evaluation of our nearby Boto Gold project in Senegal, gives us a significant footprint from which to advance our 2017 goal to expand our current resources in this prolific region of West Africa."

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD is incorporated under the *Canada Business Corporations Act* and its head office is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4.

About Merrex

Merrex's primary assets are its gold properties in West Mali, principally its 50% interest in the Siribaya Gold Project, its 100% held Karita exploration authorization in Guinea and its 100% held zinc-lead property in Nova Scotia (the Jubilee Project). Merrex holds permits totaling approximately 700 square kilometers within an approximately 4,100 square kilometers area of interest in the southern portion of the West Mali Gold Belt. The head office of Merrex is currently located at 802 - 1550 Bedford Highway. Halifax, NS, B4A 1E6 and is expected to be moved to 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4.

Additional Information

In connection with the Transaction, IAMGOLD issued an aggregate of approximately 6.9 million common shares, amounting to 1.5% of its issued and outstanding shares immediately prior to completion of the Transaction. The IAMGOLD shares were issued on the basis of 0.0433 of an IAMGOLD common share for each Merrex common share not already owned by IAMGOLD and 0.0043 of an IAMGOLD common share for each Merrex warrant. Immediately prior to the completion of the Transaction, IAMGOLD owned approximately 45.8 million common shares of Merrex, which represented approximately 23% of Merrex's issued and outstanding common shares. It is expected that the Merrex shares will be de-listed from the

TSX Venture Exchange and that Merrex will make an application to cease to be a reporting issuer in the applicable jurisdictions. In connection with the Transaction, IAMGOLD will file a report on its profile on SEDAR (www.sedar.com) pursuant to National Instrument 62-103 – *The Early Warning System and Related Take-Over Bid and Insider Reporting Issues* containing additional information respecting the foregoing matters. A copy of such report may be obtained by contacting Bob Tait, VP Investor Relations at IAMGOLD at (416) 360-4743.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "would", "estimate", "believe", "suggest", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520
Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815
Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

<u>**Please note:**</u>
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/accueil/default.aspx.